EXHIBIT 8

List of Subsidiaries

1.	IncrediMail Inc., a Delaware corporation

2.	ClientConnect Ltd., an Israeli company

3.	Interactive Holding Corp., a Delaware corporation

4.	IncrediTone Inc., a Delaware corporation

5.	Content IQ LLC, a New York limited liability company

6.	Septa Communications LLC, an Ukrainian limited liability company